LOEB &
LOEB LLP
[GRAPHIC OMITTED]

                            ANGELA M. DOWD
                            of Loeb & Loeb LLP             DIRECT  212.407.4097
                                                           MAIN    212.407.4000
                            345 Park Avenue                FAX     646.514.2919
                            New York NY 10154-1895         adowd@loeb.com
                            Via EDGAR

September 15, 2006

John Reynolds
Assistant Director
Securities and Exchange Commission
150 F Street, NE
Washington, DC 20549

Re:     Vector Intersect Security Acquisition Corporation
        Amendment No. 4 to Form S-1 Registration Statement
        File No. 333-127644
        --------------------------------------------------

Dear Mr. Reynolds:

On behalf of our client, Vector Intersect Security Acquisition Corp., a Delaware
corporation (the "Company"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and
Regulation C under the Securities Act of 1933, as amended (the "Securities
Act"), and Rule 101(a)(1(i) of Regulation S-T under the Commission's Electronic
Data Gathering and Retrieval System (EDGAR), one complete electronic version of
Amendment No.4 ("Amendment No. 4") to the Company's Registration Statement on
Form S-1 (No. 333-127644), originally filed with the Commission on August 18,
2005, as amended by Amendment No. 1 thereto, filed with the Commission on
November 7, 2005 ("Amendment No. 1"), Amendment No. 2 thereto, filed with the
Commission on June 8, 2006 and Amendment No. 3 thereto, filed with the
Commission on August 1, 2006 (together, the "Registration Statement") including one complete electronic version of the exhibits filed therewith. By overnight courier, we are transmitting three marked copies of the above referenced filing to reflect revisions from the prior submission.

Amendment No 4 responds to the comments heretofore received from the
Commission's staff (the "Staff") by a letter dated September 7, 2006 (the
"Comment Letter") with respect to the Registration Statement and also includes certain updating information. For the Staff's convenience, the Staff's comments have been restated below in capitalized type (the numbers thereof corresponding to the numbers of the Staff's comments in the Comment Letter) and the responses to each comment appear immediately below each comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in
Amendment No. 4.

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 2

GENERAL

1.       WE NOTE YOUR DISCLOSURE ON PAGE 61 AND IN PART II THAT A LARGE AMOUNT
         OF STOCK WAS TRANSFERRED OR SOLD BY SHAREHOLDERS IN RELIANCE UPON
         SECTION 4(1) AND 4(2). PLEASE NOTE THAT IN MOST CASES, THE RESALE OF
         SECURITIES OF BLANK CHECK COMPANIES IS RESTRICTED AND SUCH SECURITIES
         CAN ONLY BE RESOLD THROUGH REGISTRATION UNDER THE SECURITIES ACT. IN
         ADDITION, RULE 144 WOULD NOT BE AVAILABLE TO PROMOTERS OR AFFILIATES OF
         BLANK CHECK COMPANIES OR TO THEIR TRANSFEREES EITHER BEFORE OR AFTER A
         BUSINESS COMBINATION AN OPERATING COMPANY. SEE THE DIVISIONS
         INTERPRETIVE LETTER TO KEN WORM DATED JANUARY 21, 2000. ALSO IDENTIFY
         THOSE PURCHASER THAT WERE INSIDERS.

         We have reviewed the Division's interpretive letter to Ken Worm dated
         January 21, 2000 (the "Worm Letter") and have made an analysis of its potential applicability to the transfers described on page 66 of the
         Prospectus and on pages II-3 and II-4 of Amendment No. 4. For the following reasons, we believe that such transfers are distinguishable from those that the Worm Letter indicated would be prohibited under the
         Securities Act. First, the transfers described on page 66 of the
         Prospectus and on pages II-3 and II-4 of Amendment No. 4 were private transfers solely among persons who were accredited investors and who were insiders (i.e. - directors, officers and their affiliates) or had recently ceased to be an insiders of the Company. Unlike each of the seven fact scenarios presented in the letter dated November 1, 1999 from Ken Worm to Richard Wulff, these transfers did not involve any public sale or transfer of shares and none of the transferors or transferees of these shares ever alleged that such shares were either freely tradable or eligible to be sold under Rule 144 of the Securities
         Act. In addition, we do not believe that the terms of this sale demonstrate any intent by the transferors to act as underwriters of the shares. We note that these shares were sold by the transferors to the transferees for approximately $0.013 per share, which is the same per share price that the transferors originally paid to the Company to purchase these shares. None of the transferees of the shares has any plan to distribute the shares, and, in fact, these shares will be placed in escrow at the closing of the Company's initial public offering until one year after the consummation of a Business
         Combination (subject to limited exceptions) so that the holders thereof will be unable to transfer these shares in the near future. Finally, the holders of the transferred shares will have registration rights with respect to these shares following their release from escrow.

2.       WE NOTE YOUR DISCLOSURE ON PAGE 48, IF THE COMPANY COMPLIES WITH
         SECTION 281(B) OF THE DGCL, THE COMPANY WILL BE REQUIRED TO ADOPT A
         PLAN OF DISTRIBUTION THAT "WILL PROVIDE FOR OUR PAYMENT ... OF (I) ALL
         EXISTING CLAIMS (II) ALL PENDING CLAIMS AND (III) ALL CLAIMS THAT MAY
         BE POTENTIALLY BROUGHT AGAINST US WITHIN THE SUBSEQUENT 10 YEARS." YOUR
         CURRENT DISCLOSURE REGARDING SECTION 281(B) OF THE DGCL DOES NOT APPEAR
         TO ADDRESS ALL THREE CATEGORIES OF CLAIMS BY CREDITORS WHICH MAY ARISE.
         ADDITIONALLY, WE NOTE YOUR DISCLOSURE ON PAGE 48 THAT "[A)S A RESULT OF
         THIS, THE CLAIMS THAT COULD BE MADE

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 3

         AGAINST US ARE SIGNIFICANTLY LIMITED AS WE BELIEVE THAT IT IS UNLIKELY
         THAT ANY CLAIM THAT ANY CLAIM THAT WOULD RESULT IN ANY LIABILITY
         EXTENDING TO THE TRUST ACCOUNT." IT APPEARS THAT THE COMPANY CANNOT
         PREDICT WITH CERTAINTY: 1) POTENTIAL CLAIMS OR LAWSUITS THAT MAY BE
         BROUGHT AGAINST THE COMPANY; 2) WHAT WAIVER AGREEMENTS, IF ANY, THAT
         THE COMPANY WOULD OBTAIN FROM VENDORS, SERVICE PROVIDERS AND
         PROSPECTIVE TARGET BUSINESSES; 3) THE AMOUNT OF ADDITIONAL EXPENSES
         THAT THE COMPANY MAY INCUR THAT EXCEEDS THE AMOUNT OF FUNDS HELD
         OUTSIDE OF THE TRUST; AND 4) THE ABILITY OF MR. EITAN TO ENSURE THAT
         THE PROCEEDS HELD IN TRUST ARE NOT REDUCED BY CLAIMS OF TARGET
         BUSINESSES OR VENDORS. PLEASE REVISE THE SUMMARY, PARTICULARLY THE
         SUBSECTION "DISTRIBUTION AND LIQUIDATION IF NO BUSINESS COMBINATION,"
         AS WELL AS ALL OTHER RELATED DISCLOSURE IN THE PROSPECTUS, TO DISCLOSE
         THE REQUIREMENTS OF SECTION 281(B) OF THE DGCL AND REFLECT THE RISK TO
         INVESTORS THAT THE FUNDS HELD IN TRUST MAY BE SUBJECT TO CLAIMS OR
         POTENTIAL CLAIMS OF CREDITORS WHICH WOULD REDUCE THE AMOUNT OF FUNDS
         HELD IN TRUST TO BE DISTRIBUTED TO PUBLIC STOCKHOLDERS IN THE EVENT OF
         LIQUIDATION. PLEASE REVISE THE DISCLOSURE THROUGHOUT THE PROSPECTUS TO
         BE CONSISTENT WITH THE DISCLOSURE REGARDING DGCL ON PAGE 48 THAT
         CREDITOR CLAIMS ARE REQUIRED TO BE PROVIDED FOR PRIOR TO ANY
         DISTRIBUTION TO THE STOCKHOLDERS FROM THE TRUST ACCOUNT. PLEASE REVISE
         ACCORDINGLY, RISK FACTOR SIX ON PAGE 15.

         The requested disclosure has been added on pages 6, 9 and 10 of the
         Prospectus in the "Summary" Section. The requested disclosure has also been made in risk factor 5 on page 18 of the Prospectus, risk factor 6 on page 19 of the Prospectus and on pages 52 and 59 of the Prospectus.

3.       WE NOTE THAT MANAGEMENT APPEARS TO BE AFFILIATED WITH VARIOUS PRIVATE
         EQUITY FUNDS AND INVESTMENT COMPANIES. PLEASE DISCUSS IN AN APPROPRIATE
         PLACE IN THE REGISTRATION STATEMENT WHETHER VECTOR INTERSECT MAY
         ACQUIRE AN ENTITY THAT IS EITHER A PORTFOLIO COMPANY OF OR HAS
         OTHERWISE RECEIVED A FINANCIAL INVESTMENT FROM THESE PRIVATE EQUITY
         FUNDS OR INVESTMENT COMPANIES OR AN AFFILIATE THEREOF, AND IF SO
         DESCRIBE THE CRITERIA, IF ANY, THAT THE COMPANY WILL UTILIZE IN SUCH AN
         INSTANCE TO ENSURE THAT THE TRANSACTION IS CONDUCTED ON AN ARM'S-LENGTH
         BASIS, INCLUDING BUT NOT LIMITED TO WHETHER THE COMPANY WILL SEEK TO
         OBTAIN AN INDEPENDENT FAIRNESS OPINION FROM AN UNAFFILIATED INVESTMENT
         BANK WITH RESPECT TO SUCH A TRANSACTION. PLEASE DISCUSS IN DETAIL ANY
         CONSIDERATION THAT THE COMPANY OR ITS OFFICERS AND DIRECTORS HAVE GIVEN
         TO ENTER INTO A BUSINESS COMBINATION WITH COMPANIES AFFILIATED WITH THE
         COMPANY'S EXISTING STOCKHOLDERS, OFFICERS AND DIRECTORS. WE MAY HAVE
         FURTHER COMMENT.

         The requested disclosure has been made on pages 1, 14, 43 and 45 of the
         Prospectus.

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 4

4.       THE STAFF NOTES THAT EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY
         DISCLOSES A SIGNIFICANT LEVEL OF EXPERIENCE IN TECHNOLOGY AND HOMELAND
         SECURITY COMPANIES OR CLOSELY RELATED INDUSTRIES. IN EACH CASE, A
         SUBSTANTIAL PART OF SUCH EXPERIENCE IS DERIVED FROM SUCH INDIVIDUAL'S
         EXISTING AND ONGOING INVOLVEMENT IN PRIVATE EQUITY FUNDS, INVESTMENT
         COMPANIES AND/OR COMPANIES IN THE HOMELAND SECURITY INDUSTRY. IN LIGHT
         OF THE ONGOING NATURE OF THE INVOLVEMENT OF THE OFFICERS/DIRECTORS WITH
         THESE FIRMS SUCH AS, SELWAY PARTNERS LLC AND SCP PARTNERS, AND THE
         COMPANY'S STATED INTENT TO FOCUS ON ACQUISITION CANDIDATES IN THE
         HOMELAND SECURITY INDUSTRY, PLEASE PROVIDE THE FOLLOWING DISCLOSURE:
         (I) FOR EACH OF THE OFFICERS/DIRECTORS OF THE COMPANY, PROVIDE A
         LISTING OF EACH ENTITY WITH WHICH A CONFLICT OF INTEREST MAY OR DOES
         EXIST WITH THE COMPANY; (II) INDICATE FOR EACH SUCH ENTITY THE PRIORITY
         AND PREFERENCE SUCH ENTITY HAS RELATIVE TO THE COMPANY WITH RESPECT TO
         THE PERFORMANCE OF OBLIGATIONS AND THE PRESENTATION OF BUSINESS
         OPPORTUNITIES; (III) IN LIGHT OF THE FACT THAT EACH OFFICER/DIRECTOR IS
         LOOKING AT THE SAME COMPANIES WITH RESPECT TO BOTH THE COMPANY AND
         THOSE OTHER ENTITIES IN WHICH EACH SUCH INDIVIDUAL IS INVOLVED, IT
         WOULD APPEAR THAT ALL CONTACTS AND DISCUSSIONS CURRENTLY BEING
         CONDUCTED BY EACH SUCH INDIVIDUAL ARE RELEVANT TO THE COMPANY AND ITS
         BUSINESS OPERATIONS (INCLUDING POTENTIAL ACQUISITION TARGETS) AND
         SHOULD BE FULLY DISCLOSED AND DISCUSSED IN THE PROSPECTUS; AND (IV) TO
         THE EXTENT THAT ANY OF THE OFFICERS/DIRECTORS HAVE ESTABLISHED CRITERIA
         BY WHICH THEY ARE EVALUATING ANY CONTACTS OR DISCUSSIONS INSOFAR AS THE
         RELATE TO THE COMPANY, DISCLOSE SUCH CRITERIA AND DISCUSS HOW THEY ARE
         APPLIED. WE MAY HAVE FURTHER COMMENT.

         The requested disclosure has been made on pages 62 and 63 of the
         Prospectus.

SUMMARY FINANCIAL DATA

5.       PLEASE REVISE TO INCLUDE SUMMARY FINANCIAL DATA FOR ALL PERIODS
         PRESENTED IN THE FINANCIAL STATEMENTS.

         The requested revisions have been made on page 15 of the Prospectus.

RISK FACTORS

6.       PLEASE ADD A RISK FACTOR TO CLARIFY (I) IF YOU FAIL TO REGISTER AND
         MAINTAIN EFFECTIVENESS OF A REGISTRATION STATEMENT THE HOLDERS OF THE
         WARRANTS WILL NOT BE ENTITLED TO EXERCISE THE WARRANTS AND (II) YOU
         HAVE NO OBLIGATION TO CASH SETTLE THE WARRANTS IN THE ABSENCE OF AN
         EFFECTIVE REGISTRATION STATEMENT.

         The requested risk factor has been added on pages 21-22 of the
         Prospectus.

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 5

7.       WE REISSUE COMMENT 17 OF OUR LETTER DATED JULY 12, 2006. IN RISK FACTOR
         17, YOU STILL INDICATE THAT YOUR OFFICERS AND DIRECTORS ARE AFFILIATED
         WITH ENTITIES, INCLUDING OTHER BLANK CHECK COMPANIES AND MAY PRESENT
         BUSINESS OPPORTUNITIES TO THEM. PLEASE IDENTIFY MEMBERS OF YOUR
         MANAGEMENT AND BOARD OF DIRECTORS WHO HAVE CURRENT OBLIGATIONS TO
         PRESENT BUSINESS COMBINATION OPPORTUNITIES TO OTHER ENTITIES AND
         IDENTIFY THE ENTITIES. PLEASE ALSO INCLUDE A SECTION IN THE PROSPECTUS
         DISCUSSING YOUR MANAGEMENT'S PRIOR INVOLVEMENT IN BLANK CHECK
         COMPANIES.

         None of the Company's officers and directors have in the past been affiliated with or are currently affiliated with blank check companies.
         Risk factor 18 on page 24 of the Prospectus has been revised to make that clarification. A description of all current obligations of the
         Company's officers and directors to present business combination opportunities to other entitles has been added on page 63 of the
         Prospectus.

8.       WE PARTIALLY REISSUE COMMENT 19 OF OUR LETTER DATED JULY 12, 2006.
         PLEASE INCLUDE A STATEMENT TO CLARIFY IN WHICH STATES YOU WILL REGISTER
         (AND WHICH YOU WILL NOT).

         The requested disclosure has been made in a new risk factor on page 22 of the Prospectus.

MANAGEMENT

9.       PLEASE DESCRIBE IN MORE DETAIL THE BUSINESS OF SELWAY PARTNERS, LLC AND
         SCP PRIVATE EQUITY MANAGEMENT COMPANY. PLEASE DISCUSS WHETHER THE
         COMPANIES ARE GENERALLY PRIVATE EQUITY FUNDS. PLEASE DISCUSS WHETHER
         SCP PRIVATE EQUITY MANAGEMENT COMPANY OWNS SECURITIES IN OTHER
         COMPANIES OR ONLY MANAGES PRIVATE EQUITY OR VENTURE CAPITAL FUNDS. WE
         MAY HAVE FURTHER COMMENT.

         The requested description and discussion has been added on page 62 of the Prospectus.

SHARES ELIGIBLE FOR FUTURE SALES

SEC POSITION ON RULE 144 SALES

10.      PLEASE INCLUDE DISCLOSURE THAT DISCUSSES HOW THE SECURITIES SOLD PRIOR
         TO THE EFFECTIVENESS OF THE REGISTRATION STATEMENT WOULD BE SUBJECT TO
         THE KEN WORM LETTER, INCLUDING THOSE UNITS THAT WILL BE PURCHASED IN
         THE PRIVATE PLACEMENT THAT WILL OCCUR IMMEDIATELY PRIOR TO THIS
         OFFERING.

         The requested disclosure has been made on pages 72 and 73 of the
         Prospectus.

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 6

         FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - COMMITMENTS, F-9

11.      GIVEN THAT THE OFFER AND SALE OF THE SECURITIES UNDERLYING THE WARRANTS
         (INCLUDING THE SALE OF THE UPO) ARE INCLUDED IN THE "UNITS" BEING
         REGISTERED, THE OFFER AND SALE OF THE UNDERLYING SECURITIES ARE
         REGISTERED AT THE TIME OF EFFECTIVENESS. AS A RESULT, IT APPEARS YOU
         WILL BE REQUIRED TO FILE TIMELY UPDATES TO THIS REGISTRATION STATEMENT
         AND DELIVER A CURRENT PROSPECTUS AT THE TIME SUCH WARRANTS ARE
         EXERCISED. IN LIGHT OF THIS FACT, PLEASE TELL US HOW YOU PLAN TO
         ACCOUNT FOR THESE WARRANTS AND THE UPO UPON ISSUANCE. IN THIS REGARD,
         IT APPEARS THAT PURSUANT TO THE GUIDANCE IN PARAGRAPHS 14-18 OF EITF
         00-19 YOU MAY BE REQUIRED TO ACCOUNT FOR THE WARRANTS AND THE UPO AS
         LIABILITIES MARKED TO FAIR VALUE EACH PERIOD THROUGH THE INCOME
         STATEMENT. PARAGRAPH 14 OF EITF 00-19 STATES THAT IF THE CONTRACT
         ALLOWS THE COMPANY TO NET-SHARE OR PHYSICALLY SETTLE THE CONTRACT ONLY
         BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THAT THE COMPANY WILL BE
         REQUIRED TO NET-CASH SETTLE THE CONTRACT, AND AS A RESULT LIABILITY
         CLASSIFICATION WILL BE REQUIRED. PARAGRAPH 17 OF EITF 00-19 STATES THAT
         IF THE CONTRACT REQUIRES PHYSICAL OR NET-SHARE SETTLEMENT BY DELIVERY
         OF REGISTERED SHARES AND DOES NOT SPECIFY ANY CIRCUMSTANCES UNDER WHICH
         NET-CASH SETTLEMENT IS PERMITTED OR REQUIRED, AND THE CONTRACT DOES NOT
         SPECIFY HOW THE CONTRACT WOULD BE SETTLED IN THE EVENT THAT THE COMPANY
         IS UNABLE TO DELIVER REGISTERED SHARES, THEN NET CASH SETTLEMENT IS
         ASSUMED IF THE COMPANY IS UNABLE TO DELIVER REGISTERED SHARES (BECAUSE
         IT IS UNLIKELY THAT NONPERFORMANCE WOULD BE AN ACCEPTABLE ALTERNATIVE).
         PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19 IN
         YOUR PROPOSED ACCOUNTING FOR YOUR WARRANTS. WE NOTE THAT IT APPEARS YOU
         ARE CURRENTLY ASSUMING THAT THE WARRANTS WILL BE CLASSIFIED AS EQUITY
         UPON ISSUANCE BASED ON THE REVIEW OF YOUR CAPITALIZATION TABLE AND THE
         SUMMARY FINANCIAL DATA, AS ADJUSTED. IF YOU CONCLUDE THAT LIABILITY
         CLASSIFICATION WILL BE REQUIRED UPON ISSUANCE, PLEASE REVISE YOUR
         CAPITALIZATION TABLE, PRO FORMA DISCLOSURES, AND DILUTION INFORMATION
         TO PROPERLY REFLECT THIS CLASSIFICATION. ADDITIONALLY, PLEASE ADD
         DISCLOSURE IN THE DOCUMENT DESCRIBING YOUR PROPOSED ACCOUNTING FOR THE
         WARRANTS UPON ISSUANCE, INCLUDING THE POTENTIAL IMPACT FOR VOLATILITY
         IN YOUR INCOME STATEMENT GIVEN THE REQUIREMENT TO MARK THE WARRANTS TO
         FAIR VALUE EACH PERIOD

         Footnote 3 to the financial statements has been revised to provide that there is no obligation on the part of the Company to net-cash settle the Warrants in the event that

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 7

         they are not exercisable and that the Warrants may expire worthless.
         Therefore, we respectfully submit that equity classification is appropriate.

12.      PLEASE REVISE YOUR DESCRIPTION OF THE WARRANTS TO BE CONSISTENT WITH
         YOUR WARRANT AGREEMENT. DISCLOSE THAT (I) IN NO EVENT WILL YOU BE
         REQUIRED TO NET CASH SETTLE THE WARRANT EXERCISE, (II) THE WARRANTS
         WILL NOT BE EXERCISABLE UNLESS THERE IS AN EFFECTIVE REGISTRATION
         STATEMENT WITH RESPECT TO THE COMMON STOCK UNDERLYING THE WARRANTS, AND
         (III) IF A REGISTRATION STATEMENT IS NOT EFFECTIVE FOR THE COMMON STOCK
         UNDERLYING THE WARRANTS, THE WARRANTS MAY EXPIRE WORTHLESS.
         ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE BEGINNING ON PAGE 3 (THE
         OFFERING), AND YOUR DISCLOSURE STARTING ON PAGE 64 (DESCRIPTION OF
         SECURITIES).

         The requested disclosure has been made on pages 4 and F-12 of the
         Prospectus. The disclosure on page 72 of the Prospectus under
         "Description of Securities" contained the requested disclosure.

13.      PLEASE REVISE TO INCLUDE A DISCUSSION OF YOUR OBLIGATION TO PAY SELWAY
         PARTNERS A MONTHLY FEE OF $7,500 FOR CERTAIN SERVICES.

         The requested disclosure has been made on page F-11 of the Prospectus.

GENERAL

14.      WE NOTE YOUR DISCLOSURE ON PAGE 61 (PRINCIPAL STOCKHOLDERS) AND PAGES
         II-3 AND II-4 (ITEM 15 -- RECENT SALES OF UNREGISTERED SECURITIES)
         REGARDING THE TRANSFER OF 1,500,000 SHARES OF COMMON STOCK BY YOUR
         FOUNDERS TO YOUR NEWLY APPOINTED OFFICERS AND DIRECTORS IN MAY 2006.
         PLEASE DISCLOSE THE DATE OF EACH TRANSFER, THE CONSIDERATION RECEIVED
         BY YOUR FOUNDERS, AND THE RELATIONSHIP OF EACH TRANSFEREE T THE
         FOUNDERS.

         The requested disclosure has been added on page 67 of the Prospectus and on pages II-3 and II-4 of Amendment No. 4. We respectfully note that the disclosure did previously indicate that the shares were transferred for $0.013 per share.

15.      WE NOTE THAT WHEN SHARES ARE TRANSFERRED BY A PRINCIPAL STOCKHOLDER TO
         SETTLE AN OBLIGATION OF THE REGISTRANT, OR IN EXCHANGE FOR SERVICES
         RECEIVED BY THE REGISTRANT, THE ECONOMIC SUBSTANCE OF THE TRANSACTION
         IS A CAPITAL CONTRIBUTION BY THE SHAREHOLDER FOR THE PAYMENT OF THE
         REGISTRANT'S EXPENSES. IN SUCH CASES, STAFF ACCOUNTING BULLETIN TOPIC
         5.T. REQUIRES AN EXPENSE TO BE RECORDED EQUAL TO THE FAIR VALUE OF THE
         SHARES TRANSFERRED. WITH RESPECT TO EACH SUBSEQUENT TRANSFER OF SHARES
         BY YOUR MAJOR SHAREHOLDER OUTLINED ABOVE, PLEASE TELL US HOW YOU
         EVALUATED THE GUIDANCE IN STAFF ACCOUNTING BULLETIN TOPIC 5.T.

                                                                   John Reynolds
                                                              September 15, 2006
                                                                          Page 8

         The sale of the shares from the founders to the newly appointed officers and directors of the Company was not made in exchange for services received by the Company. The shares were sold because certain of the founders decided that they no longer wished to be involved with the Company or that they wished to take a reduced role in the Company.
         The parties to the transaction agreed that $0.013 was an appropriate amount for the new officers and directors to pay for the shares since that was the amount paid to the Company by the founders. Therefore, we believe that Staff Accounting Bulletin Topic 5.T. is inapplicable to the sale of the shares. The Company has revised the disclosure on pages
         II-3, II-4 and 67 to clarify that the applicable shares were "sold" and not transferred as consideration for services rendered.

16.      PLEASE NOTE THE UPDATING REQUIREMENTS FOR THE FINANCIAL STATEMENTS AS
         SET FORTH IN RULE 3-12 OF REGULATION S-X AND PROVIDE A CURRENT DATED
         CONSENT OF THE INDEPENDENT ACCOUNTANTS IN ANY AMENDMENTS.

         The financial statements have been updated to July 31, 2006.

The Company hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 4, please do not hesitate to contact the undersigned at (212) 407-4097 or Giovanni Caruso of this firm at
(212) 407-4866.

Very truly yours,

/s/ Angela M. Dowd
Angela M. Dowd
of Loeb & Loeb LLP